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ION

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SEC Mail Processing

MAR 01 2022

Washington, DC

SEC FILE NUMBER: 8-70684

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 9/15/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DORSET PEAK SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

416 West 13th Street
(No. and Street)

New York	NY	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Crosby-Brown	603-216-8918	lcrosbybrown@forside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jack Leventhal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dorest Peak Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature] 02/28/22

Notary Public

KUSHAL H VYAS
Notary Public, State of New Jersey
My Commission Expires Jan 3, 2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DORSET PEAK SECURITIES LLC

CONTENTS:

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Dorset Peak Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dorset Peak Securities LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the period from September 15, 2021 (date of approval) through December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dorset Peak Securities LLC as of December 31, 2021, and the results of its operations and its cash flows for period from September 15, 2021 (date of approval) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dorset Peak Securities LLC's management. Our responsibility is to express an opinion on Dorset Peak Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dorset Peak Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I (Computation of Net Capital Under Rule 15c3-1) and Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Dorset Peak Securities LLC's financial statements. The supplemental information is the responsibility of Dorset Peak Securities LLC's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I (Computation of Net Capital Under Rule 15c3-1) and Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Warren Averett, LLC

We have served as Dorset Peak Securities LLC's auditor since 2021.
Birmingham, AL
February 24, 2022

DORSET PEAK SECURITIES LLC

Statement of Financial Condition
December 31, 2021

Assets	
Cash	$ 285,000
Other assets	422
Prepaid expenses	6,455
Total assets	$ 291,877
Liabilities	
Accrued expenses	$ 1,202
Total liabilities	1,202
Member's equity	290,675
Total liabilities and member's equity	$ 291,877

See accompanying notes to the financial statements.

DORSET PEAK SECURITIES LLC

Statement of Operations

For the Period from September 15, 2021 (date of approval) through December 31, 2021

Service fees	$	940,000
Total income		940,000
Commission expense		769,515
Salaries and benefits		40,313
Legal and professional services		23,600
Other expense		39,280
Total expenses		872,708
Net income	$	67,292

See accompanying notes to the financial statements.

DORSET PEAK SECURITIES LLC

Statement of Changes in Member's Equity

For the Period from September 15, 2021 (date of approval) through December 31, 2021

	Total
Balance at September 15, 2021	$ 223,383
Net income	67,292
Balance at December 31, 2021	$ 290,675

See accompanying notes to the financial statements.

Statement of Cash Flows
For the Period from September 15, 2021 (date of approval) through December 31, 2021

Net income	$ 67,292
Adjustments to reconcile net income to net cash provided by operating activities:	
Other assets	1,271
Prepaid expenses	(6,455)
Payable to affiliate	(63,086)
Other payable	1,050
Net cash provided by operating activities	72
Cash at beginning of period	284,928
Cash at end of period	$ 285,000

See accompanying notes to the financial statements.

1. Organization and Nature of Business

Dorset Peak Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in December 2020, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on September 15, 2021, which is the date that business commenced.

Dorset Peak Securities LLC is a single member LLC, wholly owned by Dorset Peak Solutions LLC (Parent). The Company provides merger and acquisition services and will raise capital for private funds and companies.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable. However, actual results could differ from those estimates and differences may be material.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. The company is subject to the SEC Uniform Net Capital Rule as a registered US broker dealer, (Rule 15c3-1) and the company is in its first year of operations. As such the company is required to maintain a ratio of aggregate indebtedness to net capital not exceed 8 to 1 in the first year and 15 to 1 in subsequent years. Net Capital is monitored regularly to keep in compliance with the rule.

Cash and Cash Equivalents

The Company has cash deposits with high credit quality financial institutions, which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2021, the Company had $35,000 at financial institutions that exceeded FDIC coverage limit.

Securities Transactions

All securities transactions are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, no income taxes are reflected in the accompanying financial statements.

Revenue Recognition

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue for contracts is valued on a case by case basis. The value is stated in the contract and generally recognized when completed either on the closing date or the date when the contract is cancelled.

3. Transactions with Related Parties

The company has executed an expense sharing agreement with Cobbs Allen Capital, LLC ("CAC") to cover facilities, personnel and operational costs allocated to it based on a reasonable % of the company's usage of these shared resources. This will be evaluated at least annually to determine if changes need to be made based on changes in the usage of resources or additions of other categories of resources. Allocated expenses for the period ending December 31, 2021 included:

Salaries and benefits	$40,313
Other expense, including rent	1,953

As of December 31, 2021, there were no accrued expenses payable to CAC.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8-to-1, as the company is in its first year of operations. At December 31, 2021, the Company had net capital of $283,798, which was $278,798 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.004 to 1. The Company had no subordinated debt at December 31, 2021, or at any time from September 15, 2021 (date of approval) through December 31, 2021.

5. Commitments and Contingencies

The company assesses contractual obligations, legal proceedings and other potential contingencies incurred in the normal course of business in determining if any financial obligation has occurred that requires being recorded on the books of the company or disclosure in the financial statement in accordance ASC 450. It also considers CAC's financial position, and ability to pay the total commitments of its obligations that are allocated to the company based on its expense share agreement.

6. Concentration

The company derived 96 percent of its revenue from one client in the period ended December 31, 2021.

7. Subsequent Events

The Company has considered subsequent events and transactions through February 24, 2022, the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 as of December 31, 2021

Total Assets	$	291,877
Less Total Liabilities		1,202
Net Worth		290,675
Less Nonallowable Assets		6,877
Tentative Net Capital		283,798
Less Haircuts		-
Net Capital		283,798
Minimum Net Capital Per Rule15c3-1		5,000
Excess Net Capital	$	278,798

Reconciliation of the net capital, as reported in the Company's Part II FOCUS Report and the Schedule I in the audited financial statements as of December 31, 2021.

Net capital per FOCUS report filed January 25, 2021	$	285,000
Accrued expenses		1,202
Net capital per Schedule I	$	283,798

See accompanying report of independent registered public accounting firm.

Dorset Peak Securities LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021
Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2021

The Company is not claiming an exemption from SEA Rule 15c3-3 as it is relying on footnote 74 of SEC Release Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

See accompanying report of independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Dorset Peak Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Dorset Peak Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from September 15, 2021 (date of approval) through December 31, 2021 without exception.

Dorset Peak Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dorset Peak Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Warren Averett, LLC

Warren Averett, LLC
Birmingham, AL
February 24, 2022

Exemption Report

For the Period from September 15, 2021 (date of approval) through December 31, 2021

Dorset Peak Securities LLC ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Jack Leventhal, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Jack Leventhal, CEO